

August 11, 2011

Via E-mail
Francis Chiew
Chief Executive Officer
I-Level Media Group Incorporated
306-1110 Hamilton Street
Vancouver, British Columbia V6B 2S2

> **RE: I-Level Media Group Incorporated**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 3, 2011**
> **File No. 000-52069**

`

Dear Mr. Chiew:

We have limited our review of your filing to those issues we have addressed in our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amended filing is appropriate, please tell us why in your response.

After reviewing any amended filing or the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have not filed any quarterly or annual reports required under Section 13 of the Exchange Act since the Form 10-Q you filed for the quarterly period ended September 30, 2008. Please disclose when you intend to file your delinquent reports.   In addition, file the required financial information for the company required by Item 11 of Schedule 14A, including audited financial statements required by Item 3-05 and Article 11 of Regulation S-X.

2.   We note that you are increasing your authorized shares of common stock from 14,642,852 to 1,000,000,000 to have sufficient shares available to effect transactions to raise capital for your company, including private placements. Tell us whether you have identified any venture capital firm or promoter for the purpose of acquiring an operating business through a reverse merger or other transaction. Make clear that any public offering by the company would be subject to Rule 419.

3.   Describe the current business of the company. Confirm through disclosure that the company is considered a shell company and the restrictions imposed upon shell companies (e.g. unavailability of Rule 144) apply.

4.   Pursuant to Item 19 of Schedule 14A, please address the general effect of the amendment, including any anti-takeover or dilutive effects. We note that the company engaged in a reverse stock split on July 8, 2011. Tell us why shareholder action was not required for that action. Also, disclose why the company is now seeking an increase in the number of authorized to one billion shares when it recently decreased the number of authorized from approximately one billion to 14 million as part of the reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the federal securities laws and applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, Attorney-Advisor, at 202-551-3268, or me, at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director